SUBSCRIPTION AGREEMENT
BETWEEN DIAMOND HILL SECURITIZED CREDIT FUND (THE "FUND") AND THE INVESTOR

LETTER OF INVESTMENT INTENT

To the Board of Trustees of Diamond Hill Securitized Credit Fund:
The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.
The Purchaser represents that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: September 5, 2024
Name: Diamond Hill Capital Management, Inc.
By:/s/Thomas E. Line
Thomas E. Line
Chief Financial Officer